December 30, 2008

VIA EDGAR

Mr. John P. Nolan
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	First Clover Leaf Financial Corp. Form 10-KSB for Fiscal Year Ended December 31, 2007 Forms 10-Q for Fiscal Quarter Ended September 30, 2008 File No. 000-50820

Dear Mr. Nolan:

On behalf of First Clover Leaf Financial Corp., I am responding to your letter dated December 11, 2008 relating to the above-referenced annual and quarterly reports.  Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter.  For your convenience, we have included a copy of the text of your comment above each of the responses.

Form 10-K for the Fiscal Year ended December 31, 2007

Allowance for loan losses, page 15

1.
Staff comment:  Please tell us how you considered the guidance in SOP 03-3 with respect to the loans acquired in a 2006 business combination and an apparent related allowance for loan losses of $911,021.  Please tell us the type of loans for which the allowance relates and how you determined it was appropriate to carryover this allowance as part of the business combination.

Response:  We reviewed SOP 03-3 as well as FASB Statement No. 114 at the time of the 2006 business combination.  The outstanding loan balances were valued and accounted for using the purchase method.  The allowance for loan loss analysis was performed on residential and commercial real estate loans as well as commercial and consumer loans in the acquired portfolio.  As paragraph .03 of SOP 03-3 indicates “This SOP applies to all nongovernmental entities, including not for profit organizations that acquire loans.  It applies to a loan with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable.”  Additionally, the summary indicates “This SOP prohibits “carry over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP.”  After review of the loan portfolio, it was determined that the acquired entity (Clover Leaf Bank) did not have any loans “with evidence of deterioration in credit quality” at the 2006 acquisition date that had not already been written down to their realizable value prior to the acquisition.  Therefore, the amount of the allowance that was carried over related to the loan portfolio for which management had performed an analysis and determined there to be no evidence of deterioration in credit quality.

Exhibit 13

Financial Statements

Note 3 – Securities, page F-17

2.
Staff comment:  On page F-18 you state you have the ability to hold your debt securities for the foreseeable future.  On page 10 of the Form 10-Q as of September 30, 2008 you state you have the intent and ability to continue to hold these securities.  However, in neither of these disclosures do you state if you plan to hold these securities until maturity or recovery of losses.  Given the above and the noted increasing losses on the corporate bonds as of September 30, 2008, please provide us with the following information and revise future filings as follows:

•	Describe the nature of the corporate bonds;

Response:  Attached please find a schedule indicating the corporate bonds that are in a loss position as of September 30, 2008.  The schedule indicates the security type, maturity date, interest rate, par value, unrealized loss, and Moody rating at December 31, 2007 and September 30, 2008.

•	Tell us the investment grade of the bonds in loss positions;

Response:  Please refer to the attached schedule which indicates the investment grade for each of the bonds in loss positions.  In summary, the U.S. Government Agency bonds are all AAA or P-1 rated and have experienced no downgrades for the periods referenced.  The total loss on the U.S. Government Agency portfolio is $64,508.  The corporate portfolio has three bonds which have experienced a downgrade since December 31, 2007.  The bonds that were downgraded were Anheuser 035229CT8, Bank of America, and Morgan Stanley.  The total loss on the corporate portfolio is $359,223. Of that loss, $274,296 relates to the three bonds that have experienced downgrades.  All of the bonds in the corporate portfolio remain above investment grade.

•	Tell us if any of the bonds were sold during the nine months ending September 30, 2008;

Response:  First Clover Leaf Financial Corp. has not sold any bonds since December 31, 2007 and has no prior history of bond sales.

•	Tell us if you intend to hold the securities in loss positions until maturity or recovery;

Response:  It is First Clover Leaf Financial Corp.’s intention to hold the bonds until maturity or recovery.  First Clover Leaf Financial Corp. has sufficient liquidity to continue to hold the bonds until maturity or recovery and has no history of prior bond sales.

•	Your analysis as to whether any of these bonds were other than temporarily impaired at the latest interim and year-end balance sheet dates.

Response:  First Clover Leaf Financial Corp. utilizes a third party (First St. Louis Securities) for investment portfolio accounting.  This third party provides a monthly report indicating by individual bond the gain or loss associated with the bond, as well as the Moody investment rating.  The report also includes a summary indicating bonds that have been downgraded since the prior month.  When a bond is downgraded, we contact the broker who sold the bond to the bank confirming the downgrade and inquire as to whether the bond issuer has any reported defaults.  It is our conclusion that the interest rate and economic environment are causing the loss position on our government bonds, and the impairment is temporary.  We further concluded that the interest rate environment is negatively impacting our corporate bond portfolio.  There have been no defaults by any of the bond issuers to date.  The three bonds that have been downgraded have a total par value of $1.2 million, with a loss of $274,296.  These three bonds remain above investment grade and have experienced no further downgrades as of November 30, 2008.  Based on current liquidity positions and management discussions, First Clover Leaf Financial Corp. has the intent and ability to hold the bonds until maturity or recovery.

We will revise future filings in accordance with the comment.

Note 12- Income Taxes, page F-26

3.
Staff comment:  We note your disclosure on the top of page F-28 related to the tax bad debt reserve and the unrecorded deferred income tax liability.  Please provide us with the disclosures required by paragraphs 20 and 21 of Fin 48 and revise future filings to include them.

Response:  In analyzing the tax bad debt reserve it was determined that, although this item is considered an uncertain tax position in accordance with the guidance of FIN 48, the probability of recognizing a tax liability was not great enough to warrant the recording of a liability, therefore no disclosure is necessary.  Although the adoption of FIN 48 was disclosed in Note 1, we will revise future annual filings to indicate that this item does not constitute a liability in accordance with FIN 48.

Form 10-Q as of September 30, 2008

Asset Quality, page 18

4.
Staff comment:  We note your $8.5 million increase in impaired loans during the nine months ending September 30, 2008 is due to three impaired real estate development loans.  We also note your disclosure stating that the underlying collateral is “sufficient to cover the outstanding loan balance” and “management performs periodic reviews of the collateral to ensure adequate debt coverage.”  Please provide us with the following information and revise future filing as follows:

•	Explain whether your periodic reviews of the collateral are obtained by third party appraisals or whether the evaluations are done internally;

Response:  We perform internal periodic evaluations by visiting the properties and obtaining recent comparison sales.  We also evaluate the most recent income information from the borrower.  For credits that are larger and based on the performance of the creditor, we engage an outside appraiser to perform either an evaluation or a full appraisal.  Our future filings will be revised to provide a more specific explanation of these procedures.

•	Tell us how frequently you update your valuations on impaired loans and the dates of your last appraisals; and

Response:  We update the supporting data on impaired loans quarterly with an overall analysis of collateral position and payment performance.  For the three credits in question on the September 30, 2008 10-Q filing, internal evaluations were performed during the month of September 2008.  Outside appraisals were performed for these properties on the following dates:  May 2004, August 2006, and March 2008.

•	Explain the extent to which collateral valuations are for properties located in areas with stagnant or distressed economies or residential markets.

Response:  All three of the properties are in our local area.  Our local market has not experienced a downturn to the extent that other areas of the country, such as the coastal states have seen.  Values have not fallen dramatically, and properties continue to sell, just at a slower pace.  None of the local areas where these properties are located are heavily reliant on any one industry.

We will revise future filings in accordance with the comment.

           In addition to our responses listed above to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please do not hesitate to call me at (618) 656-6122 if you have any further comments or questions regarding this response.

           We greatly appreciate you taking the time to review our filings and providing us the comments above so that we may improve our disclosures in our future filings.

Sincerely,

/s/  Darlene McDonald
Darlene McDonald
SVP, Chief Financial Officer
First Clover Leaf Financial Corp.

Enclosure

First Clover Leaf Financial Corp.
Investment Portfolio at 9/30/08

US Government Agency	Maturity	Interest	Par Value	Unrealized		Moody Rating
	Date	Rate		Loss		12/31/07	9/30/08

FHLB Disc Notes 313384J67	10/6/2008	0.3050%	9,000,000	(4,266)	*	P-1	P-1
FHLB Disc Notes 313384J67	10/6/2008	0.3050%	9,000,000	(4,266)	*	P-1	P-1
FHLB Disc Notes 313384J67	10/6/2008	0.3050%	9,000,000	(4,266)	*	P-1	P-1
FFCB 31331YUN8	2/13/2013	3.9000%	3,000,000	(18,300)		Aaa	Aaa
FNMA CBL 3136F87A7	3/5/2013	4.1500%	500,000	(1,065)		Aaa	Aaa
FHLMC 3128X7HY3	4/10/2013	4.0000%	1,000,000	(4,900)		Aaa	Aaa
FNMA 31398AQL9	4/29/2013	4.0000%	1,000,000	(2,000)		Aaa	Aaa
FHLB 3133XPSA3	8/26/2013	3.8000%	1,000,000	(11,100)		Aaa	Aaa
FNMA 3136F9HC0	10/15/2013	4.0000%	1,000,000	(3,100)		Aaa	Aaa
FHLMC 3133F2ZX6	11/15/2013	4.0000%	1,000,000	(5,428)		Aaa	Aaa
FHLMC 3133F2A62	11/15/2013	4.0000%	1,000,000	(5,428)		Aaa	Aaa
FHLMC CMO FD DLY FLT	10/15/2023	5.8580%	8,268	(389)		N/A	N/A

Total US Government Losses			36,508,268	(64,508)

Corporate Bonds

GE CAPITAL INTERNOTES	2/15/2012	4.0000%	750,000	(45,375)		N/A	Aaa
HOUSEHOLD FINANCE	5/15/2009	4.7500%	100,000	(1,224)		Aa-3	Aa-3
MORGAN STANLEY & CO	5/15/2010	4.2500%	100,000	(14,741)		Aa-3	Aa-3
ANHEUSER 035229CT8	5/15/2023	5.3500%	147,000	(24,094)		A-2	Baa-2
BANK OF AMERICA	5/15/2023	5.0000%	700,000	(177,730)		Aa-2	Aa-3
HSBC FINANCE CORP	7/15/2012	5.7000%	500,000	(19,508)		Aa-3	Aa-3
HOUSEHOLD FINANCE	5/15/2009	4.7500%	400,000	(4,079)		Aa3	Aa3
MORGAN STANLEY	5/15/2010	4.2500%	400,000	(72,472)		Aa3	A1

Total Corporate Losses			3,097,000	(359,223)

Total Losses			39,605,268	(423,731)

Footnote (1) Securities that have been downgraded since 12/31/07:

ANHEUSER 035229CT8	5/15/2023	5.3500%	147,000	(24,094)		A-2	Baa-2
BANK OF AMERICA	5/15/2023	5.0000%	700,000	(177,730)		Aa-2	Aa-3
MORGAN STANLEY	5/15/2010	4.2500%	400,000	(72,472)		Aa3	A1
			1,247,000	(274,296)

* No loss recorded at maturity. Full par value was received.